enerPLUS

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

June 28, 2011

Enerplus Closes Sale of Marcellus Acreage

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that we have closed the previously announced sale of a portion of our Marcellus natural gas interests in Pennsylvania, West Virginia and Maryland and are in receipt of proceeds of approximately US$580 million. The sale is subject to ordinary course post-closing adjustments and consents. Proceeds from the sale will be used to repay our current outstanding bank debt resulting in our entire $1 billion credit facility being undrawn and available to support our growth strategies.

Following this transaction, Enerplus has retained approximately 110,000 net acres of Marcellus land comprised of 45,000 net acres with an average 20% non-operated working interest in the prolific northeast area of Pennsylvania in Bradford, Susquehanna, Lycoming, Columbia, Tioga, Wyoming and Sullivan counties and 65,000 net acres with an average 90% operated working interest in Clinton County, Pennsylvania, Garrett County, Maryland and Preston County, West Virginia. The leases have been evaluated by an independent third party and determined to contain a best estimate of 2.3 Tcfe of natural gas contingent resource and 92 Bcfe of proved plus probable natural gas reserves as of December 31, 2010.

We are currently reviewing our capital spending, production and cost outlook for the remainder of 2011 and 2012 and expect to provide an update to the market in the near future.

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com. Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

INFORMATION REGARDING RESERVES, RESOURCES AND OPERATIONS

Barrels of Oil Equivalent and Cubic Feet of Gas Equivalent

This news release also contains references to "BOE" (barrels of oil equivalent), "Mcfe" (thousand cubic feet of gas equivalent), "MMcfe" (million cubic feet of gas equivalent), "Bcfe" (billion cubic feet of gas equivalent) and "Tcfe" (trillion cubic feet of gas equivalent). Enerplus has adopted the standard of one barrel of oil to six thousand cubic feet of gas (1 bbl: 6 Mcf) when converting oil to Mcfes, MMcfes, Bcfes and Tcfes. Mcfes, MMcfes, Bcfes and Tcfes may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

Contingent Resource Estimates

*This news release contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that we will produce any portion of the volumes currently classified as "contingent resources". The "contingent resource" estimates contained herein are presented as the "best estimate" of the quantity that will actually be recovered, effective as of December 31, 2010. A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.*

For information regarding the primary contingencies which currently prevent the classification of our disclosed "contingent resources" associated with our Marcellus shale gas assets as reserves and the positive and negative factors relevant to the "contingent resource" estimate, see our Annual Information Form for the year ended December 31, 2010 (and corresponding Form 40-F), a copy of which is available on our SEDAR profile at www.sedar.com and a copy of the Form 40-F which is available on our EDGAR profile at www.sec.gov.